SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 23, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release **GRANTING OF OPTIONS TO DIRECTORS AND COMPANY SECRETARIAL PERSONNEL OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME**

AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ JSE Share Code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

GRANTING OF OPTIONS TO DIRECTORS AND COMPANY SECRETARIAL PERSONNEL OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding the granting of options by the Company in terms of the AngloGold Share Incentive Scheme to directors and company secretarial personnel.

Date of notification : 23 February 2010

Date of grant : 23 February 2010

On 29 April 2005 (as amended on 2 May 2008), shareholders approved the introduction of two new incentive plans, the key terms of which were disclosed. The **bonus share plan** provides for the vesting of awards in two tranches – 40% in year one from date of grant and 60% in year two. If however during years one and two, no options were exercised, then an additional 20% of awards granted will be issued and be fully vested three years from date of grant, provided that the participant is still in the employ of the company at the dates of vesting. Awards granted in terms of the **long-term incentive plan** (LTIP) vests three years after date of grant, to the extent that the performance conditions, under which the awards were granted, are met. LTIP awards vest on 23 February 2013. Any awards not exercised within 10 years from date of grant will lapse.

Strike price : NIL cost to participant in accordance with the rules of the above plans

Class of security : Awards to acquire ordinary shares

Type of interest : Direct beneficial

Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.

Name	Designation	Bonus Share Plan	Long-Term Incentive Plan	Market Value at date of award
Cutifani : M	Director and CEO	27,146	50,548	R21,824,244.60
Venkatakrishnan : S	Director and CFO	15,074	25,543	R11,409,315.30
Eatwell : L	Company Secretary	1,002	2,109	R873,879.90
Total awards granted to directors and company secretarial personnel		43,222	78,200	R34,107,439.80
The awards granted above form part of a total award grant of		805,211	655,808	R410,400,237.10
Number of participants		1,571	107	
Market value per award at date of grant		R280.90	R280.90	

Total number of ordinary shares currently held by the CEO, CFO and Company Secretary is 10,000; 10,351 and 130, respectively.

Johannesburg
23 February 2010

JSE Sponsor : UBS Limited

Contacts

	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+ 27 (0) 83 325 0757	afine@anglogoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	+27 (0) 71 608 0991	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 23, 2010

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary